SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                            ____________________

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934


                     Sheffield Medical Technologies Inc.
                              (Name of Issuer)

                                Common Stock
                       (Title of Class of securities)

                                 8212 3D309
                               (CUSIP Number)

                             Richard J. Emmerich
                       Global Capital Management, Inc.
                             601 Carlson Parkway
                                  Suite 200
                         Minnetonka, Minnesota 55305
                               (612) 476-7200
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               March 31, 1997
           (Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

        Check the following box if a fee is being paid with the statement
   [X].

                       (continued on following pages)

   CUSIP No. 8212 3D309                                   Schedule 13D


        1) Name of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons
                  Global Capital Management, Inc./FEIN 41-1625323

        2)   Check the Appropriate Box if a Member of a Group  (a) [  ]
                                                               (b) [  ]

        3)   SEC Use Only


        4)   Source of Funds
                  WC

        5)   Check Box if Disclosure of Legal Proceedings is Required
             Pursuant to Item 2(d) or 2(e)      [  ]

        6)   Citizenship or Place of Organization
                  Delaware

        Number of Shares Beneficially Owned by Each Reporting Person
        With:

        (7)  Sole Voting Power
                  602,640 (See Item 5)

        (8)  Shared Voting Power
                  0

        (9)  Sole Dispositive Power
                  602,640 (See Item 5)

        (10) Shared Dispositive Power
                  0

        (11) Aggregate Amount Beneficially Owned by Each Reporting Person 602,640 (See Item 5)

        12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

        13)  Percent of Class Represented by Amount in Row (11)
                  5.0% (See Item 5)

        14)  Type of Reporting Person
                  CO






                              Page 2 of 7 Pages

                                SCHEDULE 13D

   ITEM 1.  SECURITY AND ISSUER.

        This Schedule 13D relates to the common stock, $.01 value
   ("Common Stock"), of Sheffield Medical Technologies Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 30 Rockefeller Plaza, Suite 4515, New York, New York 10112.

   ITEM 2.  IDENTITY AND BACKGROUND.

        This Schedule 13D is being filed by Global Capital Management, Inc., a Delaware corporation ("Global"). Global manages private investment vehicles. Global is the general partner of Merced Partners, L.P., a Delaware limited partnership, and Global Bermuda Limited Partnership, a Bermuda limited partnership (collectively, the "Partnerships"). Global is the investment manager of Lakeshore International, Ltd., a Bermuda limited liability company (the "Offshore Fund"). The directors and executive officers of Global are Richard J. Emmerich, John D. Brandenborg, and Michael J. Frey (the "Directors"), who are principally employed, respectively, as President and Chief Executive Officer, Vice President and Treasurer, and Vice President and Secretary of Global. All of the Directors are U.S. citizens.

        The principal office of Global is located at 602 Carlson Parkway, Suite 200, Minnetonka, Minnesota 55305, which is also the office address of Messrs. Emmerich, Frey and Brandenborg.

        During the last five years, neither Global nor any of the Directors has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting it or him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        On February 28, 1997, the Partnerships and the Offshore Fund (the "Investors") acquired an aggregate of 15,000 shares of the Issuer's Series A Cumulative Convertible Redeemable Preferred Stock, $.01 par value (the "Series A Preferred Stock"), and Common Stock Purchase Warrants (the "Warrants") for an aggregate of 150,663 shares of Common Stock. The aggregate purchase price was $1,500,000, which was paid out of the Investors' working capital.

   ITEM 4.  PURPOSE OF TRANSACTION.

        The Series A Preferred Stock and the Warrants held by the
   Investors were acquired and are held for investment purposes.

                              Page 3 of 7 Pages

        Neither Global nor the Directors have any plans or proposals which relate to or would result in transactions of the kind described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except that Global may from time cause the Investors to acquire Common Stock for investment purposes by converting shares of the Series A Preferred Stock, exercising the Warrants, or otherwise, and may from time to time sell shares of Common Stock long or short in the market or in negotiated transactions.

   ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

        (a) The Series A Preferred Stock will initially be convertible, commencing May 29, 1997, into an aggregate of 451,977 shares of Common Stock. The Warrants will be convertible, commencing May 28, 1997, into an aggregate of 150,663 shares of Common Stock. Based on the Issuer's Form 10K for the year ended December 31, 1996, as of March 14, 1997 there were 11,388,274 shares of Common Stock outstanding. Based on that number of shares and treating the shares of Common Stock underlying the Investors' Series A Preferred Stock and Warrants as also being outstanding, Global would be deemed to be the beneficial owner of 5.0% of the Issuer's outstanding Common Stock.

             Commencing June 28, 1997, the Series A Preferred Stock held by the Investors will become convertible into the greater of
             (i) 451,977 shares of Common Stock or (ii) a number of shares of Common Stock equal to $1,500,000 divided by the average of the closing bid prices for the Common Stock for the 10 trading days preceding the conversion date (the "Current Stock Price"). Commencing August 27, 1997, the Series A Preferred Stock held by the Investors will become convertible into the greater of (i) 451,977 shares of Common Stock or (ii) a number of shares of Common Stock equal to $1,500,000 divided by 85% of the Current Stock Price. Accordingly, if conversion takes place on or after June 28, 1997, the number of shares issuable upon conversion will not be fixed until the conversion date.

             Upon conversion of shares of the Series A Preferred Stock, the Investors will become entitled to cumulative dividends on the converted shares at the rate of 7% per annum from the date of issue, payable in shares of Common Stock valued at the Current Stock Price. Thus the number of such dividend shares to which the Investors would be entitled upon conversion also will not be fixed until the conversion date.

        (b) Global would have the sole power to vote and dispose of any shares of Common Stock issued upon conversion of the Investors' Series A Preferred Stock or upon exercise of the Investors' Warrants (the "Shares").



                              Page 4 of 7 Pages

        (c) Schedule A describes each transaction in Common Stock effected by the Investors during the past sixty (60) days. All of such transactions were short sales executed on the American Stock Exchange.

        (d) No person other than the Investors has the right to receive or the power to direct the receipt of dividends on the Shares, or the proceeds from the sale of the Shares.

        (e)  Not applicable.

   ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 herein with respect to securities of the issuer (other than contracts, arrangements, understandings, and relationships generally applicable to portfolio securities of the Investors, such as the partnership agreements of the Partnerships and the investment management agreement between Global and the Offshore Fund). There are no contracts, arrangements, understandings, or relationships between such persons and any other person with respect to any securities of the Issuer, except for subscription agreements and ancillary agreements entered into between the Investors and the Issuer in connection with the Investors' acquisition of the Series A Preferred Stock and the Warrants.

   ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

        No exhibits are required to be filed as part of this Schedule
   13D.


                              Page 5 of 7 Pages

                                  SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Date:  April 10, 1997         GLOBAL CAPITAL MANAGEMENT, INC.,


                                 By:  /s/ Richard J. Emmerich
                                     ---------------------------------
                                 Name:   Richard J. Emmerich
                                 Title:  President and Chief Executive
                                           Officer


                              Page 6 of 7 Pages

<PAGER>  7

                                  SCHEDULE A
                                 ----------

   Transaction Date  Transacting Party  Transaction  Quantity    Price
   ----------------  -----------------  -----------  --------    -----

       3/6/97         Global Bermuda       Sell       5,000     $3.125

       3/17/97        Global Bermuda       Sell      10,000      $3.25

       3/19/97            Merced           Sell       4,200     $3.0114

       3/19/97          Lakeshore          Sell       4,000     $3.0114

       3/20/97          Lakeshore          Sell       3,600     $3.0625

       3/26/97        Global Bermuda       Sell       2,800     $2.9375

       4/4/97           Lakeshore          Sell      10,000      $2.75

       4/7/97             Merced           Sell      10,000     $2.875



                              Page 7 of 7 Pages